

August 9, 2007

Mr. Robert A. DeFronzo, Chief Financial Officer
U. S. Home Systems, Inc.
405 State Highway 121 Bypass
Building A, Suite 250
Lewisville, TX 75067

Re: **U.S. Home Systems, Inc.**
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-18291

Dear Mr. DeFronzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 20

1. To the extent that you identify multiple or offsetting factors that contribute to changes in your results, please revise future filing to quantify the impact of each factor, whenever possible. For example, in the first paragraph on page 25, you state that reduced material prices, realized benefits from restructuring and increased leverage over expenses all impacted gross profit margins; however, you do not provide any insight into the magnitude of each item individually. We note other instances where you discuss reasons for changes but do not separately quantify the impact of multiple or offsetting factors. Refer to Item 303(a)(3)(iii) of Regulation S-K and Release No. 33-8350.

2. Your disclosures on page 31, and elsewhere in the filing, indicate that the product lines in your home improvement segment have different gross profit margins. In future filings, please quantify gross profit margins by product line and thoroughly discuss the impact of such differences on operating results during each period presented.

Critical Accounting Policies, page 36

3. Your critical accounting policy disclosures do not provide readers with sufficient information to understand how these policies and related estimates impact your financial statements. In future filings, please enhance your critical accounting policy disclosures by: describing the methodology underlying each critical accounting estimate; disclosing the significant assumptions used; and providing a sensitivity analysis that quantifies the impact of using different assumptions. For example, your goodwill policy states that, "Significant judgment is required in assessing the effects of external factors, including market conditions and projecting future operating results." Your revised disclosures should: explain how you assess market conditions; identify your reporting units; quantify and discuss significant assumptions underlying your cash flow analyses; and quantify and explain the potential impact of changes in those assumptions. Refer to Release Nos. 33-8098 and 33-8040.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

4. We note that commission advances have increased at a rate considerably higher than remodeling contracts revenue. Please tell us, and include in future filings, your accounting policy for these advances, including your basis for assessing recoverability.

Note 2. Summary of Significant Accounting Policies – Advertising and Marketing, page F-10

5. We note that remodeling contracts revenue and accounts receivable are primarily attributable to The Home Depot. We also note that you pay The Home Depot marketing fees on each sale and record the fees in sales, marketing and license fees. Please explain to us how you determined the appropriate classification of these fees as expenses rather than reductions of revenue. Refer to EITF 01-9.

Note 8. Finance Receivables Held for Investment, page F-16
Note 9. Servicing Asset, page F-18

6. We have the following comments related to your sale of finance receivables during 2006:
   - Explain to us how you determined that the transfer of finance receivables should be accounted for as a sale;
   - Help us understand how you determined the gain that you recorded;
   - Provide us a comprehensive understanding of your continuing involvement with the transferred assets, including sourcing, servicing and recourse;
   - Explain to us how you allocated and valued amounts attributable to the finance receivables that you retained, including the related allowance;
   - Explain to us how you valued the participation investment;
   - Explain to us how you valued any future obligations, including sourcing, servicing and recourse;
   - Help us understand the cash flows related to finance receivables, specifically address finance receivables that you originated; and
   - Demonstrate to us how you complied with all the disclosure requirements of SFAS 140.

7. Based on your disclosure on page F-16, we note that $3,767,414 of goodwill is allocated to your customer finance segment. In light of the material sale of assets from this segment and the significant changes in its operations during 2006, please explain to us how you determined that no goodwill was required to be allocated to the operations you sold. Refer to paragraph 39 of SFAS 142 and paragraph 36 of SFAS 144. Notwithstanding, whether the assets you sold were a reporting unit or a portion of a reporting unit that constitutes a business, please help us understand how you determined that the goodwill allocated to the customer finance segment is not impaired. Please provide us your impairment analyses before and after the portfolio sale.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief